[redacted]

14041142

SECU[illegible] SION
Washington, D.C. 20549

7/18/14

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Concorde Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 East Long Lake Road, Suite 100
(No. and Street)

Troy (City) MI (State) 48085 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly Ryan (248) 824-6710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

RECEIVED 2014 [illegible] 14 PM 1:07 SEC / MR

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/19/14

OATH OR AFFIRMATION

I, Kimberly Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Concorde Investment Services, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kimberly Ryan
Signature

Chief Financial Officer
Title

Notary Public

GREGORY A MERRITT
Notary Public, State of Michigan
County of Oakland
My Commission Expires Mar. 05, 2018
Acting in the County of

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report of Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONCORDE INVESTMENT SERVICES, LLC

TABLE OF CONTENTS

CARNAGHI & SCHWARK, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA
Louis J. Carnaghi, CPA

(586) 779-8010
FAX (586) 771-8970

INDEPENDENT AUDITOR'S REPORT

To the Member
Concorde Investment Services, LLC

We have audited the accompanying financial statements of Concorde Investment Services, LLC, which comprise the balance sheets as of December 31, 2013 and 2012 and the related statements of income, stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concorde Investment Services, LLC as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Carnaghi + Schwark, PLLC

February 27, 2014

CONCORDE INVESTMENT SERVICES, LLC
BALANCE SHEETS
December 31, 2013 And 2012

ASSETS

	2013	2012
Cash and cash equivalents	$ 647,279	$ 613,744
Accounts receivable:		
Brokers, dealers and clearing organization	729,724	328,119
Deposit - clearing organizations	85,012	85,012
Sales representatives	15,964	18,654
Other	1,605	794
Prepaid expenses	117,915	14,138
	$1,597,499	$1,060,461

LIABILITIES AND MEMBER'S EQUITY

	2013	2012
Accounts payable:		
Commissions due sales representatives	689,009	465,836
Other	125,918	13,697
Amount due Parent Company (Note 3)	53,713	1,085
Deferred fees (Note 5)	76,286	79,829
Accrued expenses	29,416	16,477
Federal taxes payable (Note 2)	37,175	-
State taxes payable	15,000	-
Total liabilities	1,026,517	576,924
Member's equity	570,982	483,537
	$1,597,499	$1,060,461

See accompanying notes.

CONCORDE INVESTMENT SERVICES, LLC
STATEMENT OF MEMBER'S EQUITY
For The Years Ended December 31, 2013 And 2012

	Amount
Balance, December 31, 2011	$ 202,903
Net income for the year ended December 31, 2012	280,634
Balance, December 31, 2012	483,537
Net income for the year ended December 31, 2013	87,445
Balance, December 31, 2013	$ 570,982

See accompanying notes.

CONCORDE INVESTMENT SERVICES, LLC
STATEMENT OF INCOME
For The Years Ended December 31, 2013 And 2012

	2013	2012
Income:		
Commissions and fees	$14,059,263	$9,614,858
Interest income	1,304	1,292
Total income	14,060,567	9,616,150
Commissions and clearing charges:		
Commissions paid	11,498,876	8,050,584
Clearing charges	140,501	50,464
Total commissions and clearing charges	11,639,377	8,101,048
Gross profit from operations	2,421,190	1,515,102
Selling, general and administrative expenses	2,281,570	1,234,468
Income (loss) before provision for taxes	139,620	280,634
Provision for taxes:		
Federal income tax (Note 2)	37,175	-
State taxes	15,000	-
Total provision for taxes	52,175	-
Net income (loss)	$ 87,445	$ 280,634

See accompanying notes

CONCORDE INVESTMENT SERVICES, LLC
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2013 And 2012

	2013	2012
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$13,658,405	$ 9,468,113
Interest received	1,011	1,280
Commissions paid	(11,275,703)	(7,747,966)
Clearing charges	(138,301)	(46,712)
General and administrative expenses paid	(2,211,877)	(1,273,611)
Clearing deposits paid	-	(10,000)
Net cash provided by operating activities	33,535	391,104
Cash and cash equivalents at beginning of year	613,744	222,640
Cash and cash equivalents at end of year	$ 647,279	$ 613,744
Reconciliation of net income to net cash provided by operating activities:		
Net income (loss)	$ 87,445	$ 280,634
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable:		
Brokers, dealers and clearing organization	(401,605)	(142,215)
Deposits – clearing organization	-	(10,000)
Sales representatives	2,690	(1,112)
Other	(811)	3,694
Prepaid expenses	(103,777)	(6,063)
Increase (decrease) in:		
Accounts payable:		
Commissions due sales representatives	223,173	302,618
Other	112,221	7,418
Amount due to Parent Company	52,628	(85,091)
Deferred fees	(3,543)	45,744
Accrued expenses	12,939	(4,523)
Federal taxes payable	37,175	
State taxes payable	15,000	
Total adjustments	(53,910)	110,470
Net cash provided by operating activities	$ 35,535	$ 391,104

See accompanying notes.

Note 1 – ORGANIZATION

Concorde Investment Services, LLC, (the "Company") is a securities broker-dealer and was organized as a limited liability company by its members. The Company received its articles of organization from the State of Michigan in July, 2009 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in August, 2010.

The Company is a wholly owned subsidiary of Concorde Holdings, Inc. (See Note 3 for transactions with Parent Company)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

The Company files a consolidated income tax return with its Parent Company and subsidiaries. The provision for Federal income taxes for the years ended December 31, 2013 and December 31, 2012 is based on total consolidated taxable income, which is net of the Parent Company's net operating loss carryover.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2014, which is the same date the financial statements were available to be issued.

Note 3 – TRANSACTIONS WITH PARENT COMPANY

The Parent Company provides furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

For the years ended December 31, 2013 and 2012, the charges for the services provided by Concorde Holdings, Inc. amounted to $2,099,545 and $1,150,759 respectfully, and are included in General and Administrative expenses in the attached Statement of Income.

Note 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2013, the Company's net capital was $371,644 and its required net capital was $68,435. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 2.76 to 1.

Note 5 – DEFERRED FEES

Deferred fees for the years ended December 31, 2013 and 2012 in the amount of $76,286 and $79,829, respectively, represent reimbursements received in advance from sales representatives for expenses to be paid by the Company on their behalf.

Note 6 – LEASE COMMITMENTS

The Company leases its facilities under an operating lease from a related entity. Future minimum lease payments outstanding at December 31, 2013 are as follows:

Year Ended December 31,	Amount
2014	69,600
2015	69,600

The operating lease includes common area maintenance, property taxes and utilities.

For the years ended December 31, 2013 and 2012, the total lease expense pursuant to the above operating lease amounted to $69,600 and $42,000 respectfully, and is included in General and Administrative Expense in the attached Statement of Operations.

SUPPLEMENTARY INFORMATION

CARNAGHI & SCHWARK, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA
Louis J. Carnaghi, CPA

(586) 779-8010
FAX (586) 771-8970

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 Under the Securities and Exchange Act of 1934

Board of Directors and Stockholder
Concorde Investment Services, LLC

We have audited the financial statements of Concorde Investment Services, LLC as of and for the year ended December 31, 2013, and have issued our report thereon dated February 27, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information identified in the table of contents, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

February 27, 2014

CONCORDE INVESTMENT SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Total ownership equity	$ 570,982
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	570,982
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	570,982
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	199,338
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	371,644
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	371,644
Net capital requirement	68,435
Excess net capital	$ 303,209

CONCORDE INVESTMENT SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 1,026,517
Percentage of aggregate indebtedness to net capital	276%

STATEMENT PURSUANT TO PARAGRAPH (D) (4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Concorde Investment Services, LLC and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$ 303,209
Differences due to:	
Net adjustment to accounts payable and taxes payable	(19,858)
Decrease to minimum net capital requirement due to decrease in aggregate indebtedness	(1,323)
Adjustment to non-allowable assets	(1,000)
Excess per the Company's Part IIA FOCUS Report	$ 281,028

CONCORDE INVESTMENT SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2013

Concorde Investment Services, LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer…".

CONCORDE INVESTMENT SERVICES, LLC

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

CARNAGHI & SCHWARK, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA
Louis J. Carnaghi, CPA

(586) 779-8010
FAX (586) 771-8970

To the Member
Concorde Investment Services, LLC
Troy, Michigan

In planning and performing our audit of the financial statements of Concorde Investment Services, LLC for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

February 27, 2014

CONCORDE INVESTMENT SERVICES, LLC

SUPPLEMENTAL REPORT OF THE STATUS OF

MEMBERSHIP IN THE SIPC

PURSUANT TO RULE 17a-5 (e) (4) OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

CARNAGHI & SCHWARK, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA
Louis J. Carnaghi, CPA

(586) 779-8010
FAX (586) 771-8970

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To Concorde Investment Services, LLC
Troy, MI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Concorde Investment Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Concorde Investment Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Concorde Investment Services, LLC's management is responsible for Concorde Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

February 27, 2014

CONCORDE INVESTMENT SERVICES, LLC
SUPPLEMENTAL REPORT OF THE STATUS OF MEMBERSHIP IN THE SIPC
December 31, 2013

To the Securities and Exchange Commission:

This supplemental report of the status of membership in the SIPC is furnished in conjunction with our report as of December 31, 2013, and covers the SIPC general assessment reconciliation for the year ended December 31, 2013, pursuant to Rule 17a-5(e)(4).

The following checks were made payable to the Securities Investor Protection Corporation and were mailed to SIPC on the date indicated.

Date	Description	General Assessment Amount
7/24/13	Assessment paid with SIPC-6 2013 general assessment form	$ 8,084
2/26/14	Assessment paid with SIPC-7 2013 general assessment form	11,681
		$ 19,765
	Total general assessment per SIPC-7 for the year ended December 31, 2013	$ 19,765

Sincerely,

Concorde Investment Services, LLC

Kimberly Ryan
Signature

CFO
Title